Exhibit 99.2

WAIVER

This Waiver, dated as of August 16, 2022 (the “Waiver”), is made by and between Jiuzi Holdings, Inc. (the “Company”) and YA II PN, Ltd. (“YA”), and together with the Company, the “Parties”). Capitalized terms used and not defined in this Waiver have the respective meanings assigned to them in the Securities Purchase Agreement (as defined below).

WHEREAS, the Parties entered into a Securities Purchase Agreement, dated December 2, 2021 (the “Securities Purchase Agreement”), pursuant to which the Company issued to YA certain convertible debentures (“Convertible Debentures”) in the principal amount of $5,000,000, which are convertible into the Company’s ordinary shares, par value $0.001 per share;

WHEREAS, in connection with the Securities Purchase Agreement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with YA pursuant to which YA is entitled to piggy-back registration rights if there is no effective registration statement covering the securities upon conversion of the Convertible Debentures;

WHEREAS, the Company intends to file a shelf registration statement on Form F-3 (the “Shelf Registration”); and

WHEREAS, the Parties wish to enter into this agreement with regard to Section 2(f) of the Registration Rights Agreement.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Waiver. YA hereby waives the Company’s obligation under Section 2(f) of the Registration Rights Agreement, in connection with the Shelf Registration to be conducted by the Company. In exchange for the waiver herein and so long as the Convertible Debentures are still outstanding, the Company agrees to refrain from selling any securities under the Shelf Registration without YA’s prior written consent.

2. Miscellaneous.

(a) This Waiver shall inure to the benefit of and be binding upon each of the Parties and each of their respective successors and assigns.

(b) This Waiver may be executed in counterparts, each of which is deemed an original, but all of which constitutes one and the same agreement. Delivery of an executed counterpart of this Waiver electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Waiver.

(c) This Waiver constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. All other subject matters not contained herein shall be governed by the Securities Purchase Agreement.

IN WITNESS WHEREOF, the Parties have executed this Waiver on the date first written above.

JIUZI HOLDINGS, INC.

By:	/s/ Shuibo Zhang
Name:	Shuibo Zhang
Title:	Chief Executive Officer

YA II PN, LTD.

By:	Yorkville Advisors Global, LP
Its:	Investment Manager

	By:	Yorkville Advisors Global II, LLC
	Its:	General Partner

By:	/s/ Matt Beckman
Name:	Matt Beckman
Title:	Partner